Santiago, March 23, 2011

Material Event

In conformity with Articles 9 and 10 of the Law 18,045, Banco Santander Chile informs that in the ordinary board meeting held on March 22, 2011, the Board of Banco Santander Chile agreed to summons an Ordinary Shareholders Meeting on April 26, 2011, the agenda, among other items, will include a proposition to distribute a dividend of Ch$1.519231 per share, corresponding to 60% of 2010 net income attributable to shareholders. It will also be proposed that the remaining 40% be destined to retained earnings.

Sincerely,

Claudio Melandri Hinojosa
Chief Executive Officer